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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34237

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

617 NORTH SEGOE ROAD, SUITE 202

(No. and Street)

MADISON	WISCONSIN	53705
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOUG LARSON   (608) 233-3119

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH & GESTELAND, LLP

(Name – *if individual, state last, first, middle name*)

8383 GREENWAY BLVD.	MIDDLETON	WISCONSIN	53562
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Doug Larson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of ACS Securities Corp. as of December 31, 2005, are true and correct. I further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

Signature

_____

Title

_____

Notary Public

This report ** contains (check all that are applicable)

X	(a)	Facing page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholders' Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule15c3-3
	(i)	Information relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing and material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

FINANCIAL STATEMENTS
and
INDEPENDENT AUDITORS' REPORT

For the Year Ended December 31, 2005

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

TABLE OF CONTENTS



Smith&Gesteland LLP

Not The Same Old Bottom Line

certified public accountants and business consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
ACS Securities Corp.
Madison, Wisconsin

We have audited the accompanying balance sheet of ACS Securities Corp. as of December 31, 2005, and the related statements of income, stockholder equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACS Securities Corp. as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information provided, as identified in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Madison, Wisconsin
February 1, 2006

Smith & Gesteland, LLP

SMITH & GESTELAND, LLP

AFFILIATE
INPACT
INTERNATIONAL NETWORK OF
PROFESSIONAL ACCOUNTANTS

8383 Greenway Boulevard	100 Wilburn Road	1339 Park Avenue
Suite 400	Suite 102	Columbus, Wisconsin 53925
Middleton, Wisconsin 53562	Sun Prairie, Wisconsin 53590	p 920.623.4115
p 608.836.7500	p 608.837.4477	f 920.623.3030
f 608.836.7505	f 608.825.6526	

www.sgcpa.com

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

BALANCE SHEET
December 31, 2005

ASSETS

Cash	$	37,401
Receivables		
Other		8,539
Total assets	$	45,940

LIABILITIES

Payables, employee compensation	$	1,510
Accrued expenses		10,272
Total liabilities		11,782

STOCKHOLDER EQUITY

Common stock, $1.00 par value per share, 56,000 shares authorized, 5,502 issued, 1,234 shares outstanding	5,502
Additional paid-in capital	100,500
Treasury stock, 4,268 shares at cost	(42,070)
Retained earnings (deficit)	(29,774)
Total stockholder equity	34,158
Total liabilities and stockholder equity	$ 45,940

The accompanying notes are an integral part of the financial statements.

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

STATEMENT OF INCOME
For the Year Ended December 31, 2005

Revenue, commissions	$	73,318
Operating expenses		
Administration fees		3,150
Employee compensation		35,243
Management fees		24,000
License, registration, and insurance		3,010
Other expenses		5,305
Total operating expenses		70,708
Operating income		2,610
Other income (expense)		
Bank charges		(11)
Financial income, interest		344
Total other income (expense)		333
Income before income tax benefit		2,943
Income tax benefit		(240)
NET INCOME	$	3,183

The accompanying notes are an integral part of the financial statements.

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

STATEMENT OF STOCKHOLDER EQUITY
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance (deficit), beginning	$ 5,502	$ 100,500	$ (32,957)	$ (42,070)	$ 30,975
Net income			3,183		3,183
Balance (deficit), ending	$ 5,502	$ 100,500	$ (29,774)	$ (42,070)	$ 34,158

The accompanying notes are an integral part of the financial statements.

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	3,183
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Receivables		(650)
Payables		(826)
Accrued expenses		(4,090)
Net cash used in operating activities		(2,383)
Net decrease in cash		(2,383)
Cash - beginning		39,784
Cash - ending	$	37,401

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACS Securities Corp. is a member of the National Association of Securities Dealers, Inc. (NASD). The company offers and sells mutual funds and variable annuities primarily to individuals in the Midwest region of the United States of America.

The company currently operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the company limit transactions to the sale of mutual funds and variable annuities.

A. RECEIVABLES

Management considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they are charged to operations in the period in which that determination is made.

B. ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. COMMISSION INCOME AND EXPENSES

Customers' securities transactions are recorded on a settlement date basis. Accordingly, related commission income and expenses are reported on the same basis.

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - NET CAPITAL REQUIREMENT

The company is subject to the Net Capital Rule of the Securities and Exchange Commission. At December 31, 2005, the company's net capital, required net capital, and aggregate indebtedness were $30,349, $5,000, and $11,782, respectively.

The company is also a licensed broker/dealer in several states with varying minimum net capital requirements, none of which exceed the minimum net capital requirement of the Securities and Exchange Commission.

NOTE 3 - RELATED PARTY TRANSACTIONS

Pursuant to an agreement between the company and the stockholder, the company incurs compensation expense payable to the stockholder for brokerage commissions earned by its employees. Employee compensation expenses totaling $35,243 were incurred by the company during the year ended December 31, 2005. As of December 31, 2005, compensation totaling $1,510 remained payable.

The company has entered into an agreement with an affiliate to pay administrative and management fees for office space, telephones, office equipment, support personnel, and other business expenses provided by the affiliate. During the year ended December 31, 2005, the company incurred administrative fees totaling $24,000. At December 31, 2005, $2,270 of these fees remained payable.

NOTE 4 - INCOME TAXES

Composition of income tax benefit for the year ended December 31, 2005, is as follows:

Income taxes currently payable	
Federal	$ 1,190
State	(1,430)
Total	$ (240)

At December 31, 2005, the company has approximately $32,000 and $35,300 in federal and state net operating loss carryforwards, respectively, which expire in varying amounts between the years 2013 and 2022. Management has not recognized deferred tax assets related to these amounts as it considers it more likely than not that they will not be realized.

SUPPLEMENTAL INFORMATION

ACS SECURITIES CORP.
(A Wholly-Owned Subsidiary of
ACS Financial Group, Inc.)
Madison, Wisconsin

COMPUTATION OF NET CAPITAL
As of December 31, 2005

Net capital		
Stockholder equity		$ 34,158
Total stockholder equity qualified for net capital		34,158
Deductions and/or charges:		-
Nonallowable assets:		
Other receivables	$ 3,809	
Total deductions and/or charges		3,809
Net capital		$ 30,349
Aggregated indebtedness		
Payables, employee compensation		$ 1,510
Expenses		10,272
Total aggregated indebtedness		$ 11,782
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital at 1,500 percent		$ 25,349
Excess net capital at 1,000 percent		$ 29,171
Percentage: aggregated indebtedness to net capital		38.82%

Reconcilation with company's computation of net capital
reported in Part II of Form X-7a-5 as of December 31, 2005

Net capital reported in unaudited focus report		$ 29,636
Audit adjustment - income taxes		713
Net capital per above		$ 30,349

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	ACS SECURITIES CORP.	as of DEC. 31, 2005

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — ~~SX.500 Capital category as per Rule 15c3-3~~ Limited business (mutual funds and/or variable annuities)   X   `4550`

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... `4560`

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm $^{*}_{30}$ _____ `4335` _____ `4570`

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... `4580`

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Smith&Gesteland LLP

Not The Same Old Bottom Line

certified public accountants and business consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
ACS Securities Corp.
Madison, Wisconsin

In planning and performing our audit of the financial statements of ACS Securities Corp. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by ACS Securities Corp. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) and (2) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company (1) in making the quarterly securities examinations, counts, verifications, and comparisons; (2) in the recording of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

AFFILIATE
INPACT
INTERNATIONAL NETWORK OF
PROFESSIONAL ACCOUNTANTS

8383 Greenway Boulevard
Suite 400
Middleton, Wisconsin 53562
p 608.836.7500
f 608.836.7505

100 Wilburn Road
Suite 102
Sun Prairie, Wisconsin 53590
p 608.837.4477
f 608.825.6526

1339 Park Avenue
Columbus, Wisconsin 53925
p 920.623.4115
f 920.623.3030

www.sgcpa.com

Our consideration of the internal control would not necessarily disclose all matters of internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Madison, Wisconsin
February 1, 2006

Smith & Gesteland, LLP

SMITH & GESTELAND, LLP

14